UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                         Espey Mfg. & Electronics Corp.
                                (Name of Issuer)

                  Common Stock, par value $0.33 - 1/3 par value
                         (Title of Class of Securities)

                                   296650 10 4
                                 (CUSIP Number)

                                  June 30, 2004
             (Date of Event Which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

[-]      Rule 13d-1(b)
[-]      Rule 13d-1(c)
[X]      Rule 13d-1(d)

CUSIP No. 296650 10 4

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(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
(entities only) Howard Pinsley

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(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [-]
(b) [-]
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(3) SEC Use Only
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(4) Citizenship or Place of Organization. United States of America

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               (5)Sole Voting Power
               57,346*
Shares         -----------------------------------------------------------------
Beneficially   (6)Shared Voting Power
Owned            0
by each        -----------------------------------------------------------------
Reporting      (7)Sole Dispositive Power
Person         57,346*
With           -----------------------------------------------------------------
               (8)Shared Dispositive Power
                 0
               -----------------------------------------------------------------

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
                                 57,346*

(10)Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


(11)Percent of Class Represented by Amount in Row 9
                                 5.6%**

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(12)Type of Reporting Person (See Instructions)........IN

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*10,712 of such shares are shares allocated to Mr. Howard Pinsley as of June 30,
2004 as a participant in the Issuer's Employee Stock Ownership Plan. 4,000 of such shares may be acquired upon exercise of options granted to Mr. Howard Pinsley pursuant to the Issuer's 2000 Stock Option Plan.

**Based on 1,011,404 shares issued and outstanding as of December 31, 2004

Item 1
(a) Name of Issuer:
         Espey Mfg. & Electronics Corp. (the "Issuer")

(b) Address of Issuer's Principal Executive Offices:
         233 Ballston Ave.
         Saratoga Springs, NY 12866

Item 2
(a) Name of Person Filing:
         Howard Pinsley

(b) Address or Principal Business Office or, if none, Residence:
         233 Ballston Ave.
         Saratoga Springs, NY  12866

(c) Citizenship:
         United States of America

(d) Title of Class of Securities:
         Common Stock, par value $0.33 1/3 per share (the "Common Stock")

(e) CUSIP No.:
         296650 10 4

Item 3. N/A

Item 4. Ownership

a.       Amount Beneficially Owned: 57,346*
b.       Percent of class 5.6%**
c.       Number of shares as to which such person has:
            i.  Sole power to vote or to direct the vote                 57,346*
            ii. Shared power to vote or to direct the vote                  0
            iii.Sole power to dispose or to direct the disposition of    57,346*
            iv. Shared power to dispose or to direct the disposition of     0

*10,712 of such shares are shares allocated to Mr. Howard Pinsley as of June 30, 2004 as a participant in the Issuer's Employee Stock Ownership Plan. 4,000 of such shares may be acquired upon exercise of options granted to Mr. Howard Pinsley pursuant to the Issuer's 2000 Stock Option Plan.

**Based on 1,011,404 shares issued and outstanding as of December 31, 2004

Item 5.  Ownership of 5% or less of a class
          N/A

Item 6. Ownership of More than 5 Percent on Behalf of Another Person
         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
         N/A

Item 8. Identification and Classification of Members of the Group
         N/A

Item 9. Notice of Dissolution of Group
         N/A

Item 10. Certifications
         N/A



Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Dated

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Signature
Howard Pinsley
Name/Title